SMSA EL PASO ACQUISITION CORP.
174 FM 1830
Argyle, Texas 76226
(972) 233-0300

March 24, 2009

Tia Jenkins
United States Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.W.
Washington, D.C. 20549

Re:	SMSA El Paso II Acquisition Corp.
Amendment No. 2 to Registration Statement on Form 10/A
SEC File No. 0-53334

Dear Ms. Jenkins:

This letter is in response to the Staff’s comments during the telephone conference on March 5, 2009 regarding the SMSA El Paso II Acquisition Corp. (the “Company”) Amendment No. 1 to the Registration Statement on Form 10/A. We have filed with the Commission Amendment No. 2 to the Registration Statement on Form 10/A on March 24, 2009 (“Amended Form 10”) which reflects revisions to the Company’s financial statements as noted herein. We also updated the disclosure in the Amended Form 10 to a current date as necessary. The Company supplementally advises the Staff as follows:

Pursuant to the Staff’s comments during the telephone conference on March 5, 2009, the Company has made the following revisions to the Company’s financial statements:

•	The last paragraph of the Report of Registered Independent Certified Public Accounting Firm has been revised.

•	Revisions have been made to the Statement of Operations and Comprehensive Income (Loss).

•	Revisions have been made to the Statement of Changes in Stockholders’ Equity (Deficit).

•	Revisions have been made to the Statement of Cash Flows.

•	Substantial revisions have been made to Note B – Reorganization Under Chapter 11 of the U.S. Bankruptcy Code.

•	Revisions have been made to Note C – Preparation of Financial Statements.

•	Minor revisions have been made to Note G – Income Taxes and Note H – Capital Stock Transactions.

If the Staff has further comments or questions, contact our counsel, Richard B. Goodner at telephone 214-587-0653 or fax 817-488-2453.

Very truly yours,

/s/ Richard Crimmins

Richard Crimmins
President and Chief Executive Officer